Exhibit 11.1

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INSIDER TRADING POLICY
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Insider Trading Policy

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Insider Trading Policy

1.Introduction
Insider Trading is the trading (e.g., buying, selling, pledging, lending, or hypothecating) of Securities (e.g., shares, bonds, options) of any company, thus dealing in securities of BioNTech SE, while in possession of Material Non-Public Information (MNPI), and is prohibited by U.S. and German securities laws as reflected by this Policy.
The Insider Trading Policy (this Policy) aims to ensure compliance with these laws by educating BioNTech Representatives on handling MNPI and avoiding Insider Trading and aims to protect BioNTech’s reputation for integrity and high ethical standards.
The Policy requirements are not all encompassing and do not address all situations. As such, BioNTech Representatives should use the Policy to support their decision making, and direct questions to the Legal Department (Legal) as needed.

2.Applicability
This Policy applies to BioNTech SE and its affiliates (BioNTech SE together with its affiliates being “BioNTech”), including but not limited to, all Supervisory Board (SB) members, all Management Board (MB) members, all other officers, and employees, collectively referred to as “BioNTech Representatives”. BioNTech Representatives are expected to inform their Immediate Family Members of the requirements and prohibitions in this Policy (see section 4).
This Policy comes into effect on March 10, 2025 and will remain effective until replaced by a new version. Policy Governance will review and adapt this Policy as needed or at least every three years. Every version of this Policy is approved by the BioNTech SE SB and MB.

3.Material Non-Public Information
Material Information
Information is Material if there is a substantial likelihood that a reasonable investor would consider important in deciding whether to buy, sell or hold securities. Any information that could reasonably be expected to affect the price of the security is Material. Material information can relate to past events, future expectations, rumors or any other aspect of the business, and can be positive, neutral or negative. Examples could include, but are not limited to, clinical trial results; regulatory decisions; financial results; possible mergers, acquisitions, collaborations and investments; pending or contemplating financings;
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Insider Trading Policy

changes to the Management Board or the Supervisory Board; litigation developments; cybersecurity incidents and significant changes in business direction.
For example, interim or final clinical trial data are commonly Material information. Therefore, if you are involved in the preparation, review or publication of aggregate clinical trial data, you will likely be deemed to be in possession of MNPI and prohibited from trading BioNTech Securities from the time you have access to such data until the second trading day after the clinical trial results have been made known to the public.
Because any scrutinized trading activity will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality. In other words, in case of doubt, avoid trading.
Non-Public
Information is considered Non-Public until the second full trading day after it has been disclosed to the public. Public disclosure includes public filings with the U.S. Securities Exchange Commission (SEC), press releases, conference calls with investment analysts to which the public has been invited to in advance, etc.
For example, if we issue a press release on a Monday prior to 9:30 am, Eastern time, it will be considered public on Wednesday morning, Eastern time. If an announcement is made on a Monday after 9:30 am, Eastern time, it will not be considered public until Thursday morning, Eastern time.
The disclosure without authorization of Non-Public information is forbidden.
4.General Requirements
The following requirements apply to all BioNTech Representatives.

a)General Prohibitions
•You may not directly or indirectly trade Securities while in possession of MNPI.
•You may not share MNPI with others who may use it to trade Securities (Tipping).

This prohibition applies no matter where you live or where the receiver of the MNPI lives (i.e., whether or not they live in a country where BioNTech operates).

This prohibition refers to “tipping,” which is when MNPI is shared with another person – including familiar persons (e.g., family, friends and acquaintances) as well as unfamiliar persons (e.g., complete strangers) – who then trade. Tipping can be intentional or unintentional.

For example, if you share MNPI in a passing conversation, the other person overhears a conversation, or if an individual reads sensitive documents left unattended.
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There is a heightened risk of tipping (either unintentionally or intentionally) with Immediate Family Members, who may live or frequently interact with you. To protect you against this risk, for which you would be held liable under securities laws, we require that you inform your Immediate Family Members of the prohibitions outlined in this Policy.

All BioNTech Representatives and individuals formerly affiliated with the Group are restricted under securities laws and this Policy from trading in the Securities of any company, including BioNTech Securities, while in the possession of MNPI. (For more information on other companies’ Securities, please see section 4(c) below.) It does not matter if a decision to engage in a transaction was made before becoming aware of MNPI, or that the MNPI did not affect such a decision. It is the personal obligation and responsibility of each BioNTech Representative to adhere to this Policy.

All BioNTech Representatives are expected to inform their Immediate Family Members of the requirements of this Policy and of the need to confer with such Representative before trading any Securities of BioNTech or any other entity about which such Representative has communicated MNPI obtained in the course of their role with BioNTech.

b)Other Prohibited Transactions
BioNTech also prohibits short-term and speculative transactions involving BioNTech Securities. Therefore, BioNTech Representatives and their Immediate Family Members are prohibited from the below types of transactions, regardless of whether such person has MNPI:
•Short-term trading: Trading BioNTech Securities on a short-term basis is prohibited, as it may be distracting by placing a focus on short-term stock performance over BioNTech’s long-term business objectives. Thus, BioNTech Securities purchased in the open market must be held for a minimum of six (6) months and ideally longer.
•Short sales: Short sales of BioNTech Securities are prohibited. These sales indicate that the seller believes that the securities will decline in value, and also signal to the market that the seller does not have confidence in the securities. Additionally, short sales may impact an BioNTech Representative’s incentive or motivation to improve and focus on BioNTech itself.
•Publicly traded options: Buying or selling publicly traded options is not permitted, as such options are essentially bets on the short-term movement of BioNTech Securities, and create the appearance that trading is based on inside information.
•Hedging transactions: Hedging transactions, such as zero-cost collars and forward sale contracts, allow BioNTech Representatives to continue to own the
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covered Securities, but without the full risks and rewards of ownership. These types of transactions may create conflicts of interest and thus are prohibited.
•Margin accounts and pledges: It is prohibited to hold any BioNTech Securities in margin accounts and BioNTech Representatives may not pledge BioNTech shares or other Securities as collateral for loans or other obligations.
c)Applicability to Securities of Other Companies
The prohibition on Insider Trading in this Policy is not limited to trading in BioNTech Securities. It includes trading in the Securities of other companies,

For example, those with which BioNTech may be negotiating a collaboration, acquisition or other significant transaction, customers or suppliers of BioNTech, and companies with which trading in BioNTech Securities is highly correlated, such as those pursuing product candidates targeting indications that are similar to those BioNTech is pursuing.
If you are in possession of MNPI of another company, you are prohibited from trading in that company’s Securities until that information becomes public or is no longer material to that company, regardless of whether the information is Material to BioNTech.

While such transactions are not subject to the pre-clearance procedures of section 5(d), trading in another company’s Securities when in possession of MNPI that may affect that company is prohibited by securities laws and this Policy.

d)Former BioNTech Representatives
A BioNTech Representative who is no longer affiliated with BioNTech remains accountable for any MNPI obtained in connection with their former role with BioNTech that such person possesses. Former BioNTech Representatives are prohibited from trading in BioNTech Securities until such MNPI becomes public or is no longer Material.
Transactions by former BioNTech Representatives (including those designated Covered Persons while affiliated with BioNTech) are not subject to the pre-clearance procedures of section 5(d) of this Policy, but such individuals remain responsible for ensuring that they are not trading while in possession of MNPI.

5.Additional Prohibitions for Covered Persons
a)Covered Persons
BioNTech Representatives who are frequently in possession of MNPI because of their role with BioNTech are considered Covered Persons and are subject to additional prohibitions.
•Covered Persons (excluding Immediate Family Members) are required to specifically inform their Executive Assistants (where applicable) and Immediate Family Members
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of the additional requirements applicable to them as Covered Persons under this Policy.
•Covered Persons (excluding Immediate Family Members and Executive Assistants) are required to inform Legal once they have informed their Executive Assistant(s) (where applicable) of such requirements.
b)Permanent Covered Persons
Permanent Covered Persons include:
(i)All members of the Supervisory Board of BioNTech SE;
(ii)All members of the Management Board of BioNTech SE;
(iii)All Vice Presidents and Senior Vice Presidents of BioNTech;
(iv)All Senior Directors and Executive Directors of BioNTech;
(v)All BioNTech Representatives identified in the list Covered Functions on [***], as updated by Legal from time to time;
(vi)All Executive Assistants of the above individuals and functions;
(vii)All employees of, or consultants engaged by, BioNTech who have access to information substantially comparable to any of the above;
(viii)Any other individuals designated by the Chief Legal Officer (CLO); and
(ix)All Immediate Family Members of the above.
c)Scheduled Blackout Periods for Permanent Covered Persons
Blackout Periods are designated periods when trading BioNTech Securities is prohibited. Covered Persons are not permitted to trade during the below regular Blackout Periods, regardless of whether the Covered Person is in possession of MNPI.
(i)From 15th September until the end of the second trading day following public announcement of third quarter financial results;
(ii)From 15th December until the end of the second trading day following public announcement of fourth quarter and year-end financial results;
(iii)From 15th March until the end of the second trading day following public announcement of first quarter financial results; and
(iv)From 15th June until the end of the second trading day following public announcement of second quarter financial results.
More than one Blackout Period may be in place at one time. In such an event, trades are not permitted until all applicable Blackout Periods have been lifted.
For example, fourth quarter and year-end financial results may be publicly announced after 15th March, in which case trading remains prohibited notwithstanding the
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announcement of such results until the second trading day following public announcement of first quarter financial results.
d)Mandatory Pre-Clearance for Permanent Covered Persons
Permanent Covered Persons are required to pre-clear all trades in BioNTech Securities that occur outside of a Blackout Period with the CLO or their designee (during a Blackout Period trading is strictly prohibited).
The CLO is required to pre-clear their own trades with the Chief Financial Officer or the Chief Operating Officer.
Request
Pre-clearance requests must be sent via email (or other method prescribed by the CLO or their designee) at least two (2) trading days prior to the date on which the Permanent Covered Person wants to trade.
The pre-clearance email must include the following information:
(1)date of the proposed transaction;
(2)number of BioNTech Securities to be traded;
(3)the individual conducting the trade (i.e., whether it is the BioNTech Representative or an Immediate Family Member. Note: the name of the Immediate Family Member is not required.);
(4)the broker-dealer that will be executing the trade, as applicable; and
(5)a statement that the Permanent Covered Person is not in possession of MNPI and has read this Policy.
An Permanent Covered Person may submit a pre-clearance request after the public announcement of financial results for a particular quarter, but before the Blackout Period is lifted, provided that any transactions may only occur after the end of the second trading day following such public announcement.

Pre-Clearance
If pre-clearance to trade is provided, the pre-clearance will generally remain valid for five (5) trading days. Within one (1) trading day of conducting the transaction, the Permanent Covered Person must inform the CLO or their designee (via email) that the trade has been completed and confirm the number of Securities that were traded.
Please note that when Legal pre-clears a trade, it does not advise on the legality or advisability of any such trade, but only provides Legal’s view that, based solely on the information provided, such a trade is permissible under this Policy.
e)Event-Specific Blackout Periods
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In addition to the above scheduled Blackout Periods, there may be additional Blackout Periods imposed when significant corporate developments or announcements are anticipated (e.g., announcing clinical trial results, key collaborations, mergers and acquisitions).
Notification of Event-Specific Blackout Period
BioNTech Representatives who are subject to an Event-Specific Blackout Period will receive an email notifying them of the Blackout Period’s specific terms, including prohibited trading activities. At such time, such BioNTech Representatives will be deemed Covered Persons for the duration of the event-specific Blackout Period.
BioNTech Representatives who are subject to an Event-Specific Blackout Period but who are not Permanent Covered Persons are not required to pre-clear trades that occur outside the Event-Specific Blackout Period with the CLO or their designee (during the Event-Specific Blackout Period trading is strictly prohibited). However, Permanent Covered Persons who are also subject to an Event-Specific Blackout Period are always required to obtain pre-clearance, even when an Event-Specific Blackout Period has ended.
Information to Audit Committee
Decisions with respect to the imposition, scope, and duration of Event-Specific Blackout Periods are made by the CLO. When time and circumstances permit, the CLO or their designee shall inform the Audit Committee of the Supervisory Board of the proposed terms of an Event-Specific Blackout Period.
The Audit Committee shall promptly inform the CLO whether the Audit Committee agrees with the recommended terms. If the Audit Committee does not agree with any recommended term, the Audit Committee shall promptly communicate any proposed modifications. The CLO shall have ultimate responsibility for imposing actual terms of an Event-Specific Blackout Period, if any.
6.Certain Exemptions to the Prohibitions
There are a few trading scenarios for which the prohibitions outlined in sections 4 and 5 of this Policy are not applicable, subject to the terms and conditions set forth in this section. These scenarios include:
•investment tools in which trading activities are not directed by individual contributors/investors in any way (e.g., mutual funds that are managed by fund portfolio managers);
•trading plans under SEC Rule 10b5-1; and
•certain gift transactions.
a)Investment Tools Outside Individuals’ Control
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Trading in the Securities of investment funds, such as a mutual fund or exchange-traded fund (ETF), that are managed by investment professionals and/or follow a particular market benchmark or index and are not specific to BioNTech or its business, and for which individual investors are unable to control or direct investment decisions (other than transactions involving the fund), are generally not prohibited by this Policy.
However, even if trading in such investment funds is not prohibited by this Policy or insider trading laws, such trading, particularly in biotechnology sector funds or where BioNTech Securities make up a significant portion of the fund, and particularly in periods close in time to the BioNTech’s public announcement of its financial results or other MNPI, could appear improper.
BioNTech reserves the right to investigate the trading in such funds by BioNTech Representatives and impose greater restrictions as it deems appropriate.
This Policy does not apply to purchases of BioNTech Securities
•in a BioNTech 401(k)
•or similar retirement plan resulting from periodic contributions of money to the 401(k) plan via payroll deduction,
•or to pre-arranged transactions under 529 plans.
This Policy does apply, however, to other elections made under such plans, including to change the percentage of contributions made that will be allocated to a fund consisting solely of BioNTech Securities, transfer existing amounts into or out of such fund within a plan, or incur or pre-pay a loan against the 401(k) plan account that changes the amount held in such fund.
b)Trading Plans under SEC Rule 10b5-1
Transactions effected through trading plans that comply with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Trading Plans”), are exempt from the trading restrictions under the Policy if such Trading Plans have been approved in advance by Legal. These Trading Plans must
•specify or provide a written formula or mechanism for determining the amount, price and date of transactions,
•not permit the BioNTech Representative to exercise any further influence over how, when or whether to effect sales or purchases and
•be established in good faith (i.e., not with the intent to evade insider trading prohibitions), and may not be established during a Blackout Period or when the BioNTech Representative establishing the plan is in possession of MNPI.

c)Gift Transactions
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In certain situations, transfers of Securities without consideration (i.e., gifts) will not be considered trading activity under this Policy. However, gifts cannot be used to circumvent insider trading laws, so it is important to consider whether you possess MNPI before making a gift, particularly if it is likely that the person receiving the gift (the Recipient) is likely to sell the Securities in the near term.
Receiving Gifts
A BioNTech Representative may receive an unsolicited, bona fide gift of BioNTech Securities without seeking pre-clearance under section 5c) of this Policy, provided that the Recipient did not play a role in determining the size or timing of the gift. The Recipient, who is a Covered Person, should inform Legal within five (5) trading days of the gift transaction or such Covered Person’s knowledge of such transaction, whichever is later.
Providing Gifts
A BioNTech Representative may provide a bona fide gift of BioNTech Securities to another BioNTech Representative without seeking pre-clearance under this Policy. However, a Covered Person must seek pre-clearance from the CLO or their designee as provided in section 5c of this Policy before providing a gift to any Recipient who is not also a Covered Person. The CLO must seek pre-clearance in accordance with section 5c(i).

7.Consequences of Insider Trading
Securities law violations are taken very seriously.
Detection
Government agencies and securities exchanges monitor trading activities through automated records searches, and are effective in detecting, and vigorously pursuing, insider trading violations, including in cases involving foreign accounts, trading by family members and friends, trading involving only a small number of shares and trading involving other securities relating to a company’s securities. Criminal prosecutions for insider trading are commonplace. In addition to the U.S. securities laws, you may be subject to investigation and prosecution under the laws of the jurisdiction in which you reside.
Civil and Criminal Liabilities
Violations may result in significant civil and criminal penalties against companies and individuals, including substantial fines or imprisonment. E.g., a tipper (see section 4a) who discloses MNPI to another person that trades illegally can also be held criminally liable, even if the tipper does not receive any compensation for the tip.
Disciplinary Actions
In addition, failure to comply with applicable law as reflected in this Policy may result in disciplinary action, up to and including dismissal for cause from BioNTech.
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The BioNTech Representative may also be held liable for known violations of the law as reflected by this Policy by your Immediate Family Members..
8.Roles and Responsibilities
If you have questions about specific transactions or this Policy in general, you may direct questions to the Legal. Remember, however, that the ultimate responsibility for adhering to this Policy and avoiding improper transactions resides with you, and that Legal may only provide legal advice to BioNTech and cannot provide you advice on specific transactions. In this regard, it is imperative that you use your best judgment and seek outside counsel if necessary.

Role	Responsibility
Chief Legal Officer (CLO) / Legal
•has the authority to interpret and enforce this Policy.
•assists with the implementation of this Policy, including its circulation and updating to ensure it is current with insider trading laws;
•notifies Permanent and event-specific Covered Persons and any other BioNTech Representatives of relevant Blackout Periods;
•Reviews and approves 10b5-1 Plans, and revisions to these Plans; and
•Pre-clears all trading in BioNTech Securities by Permanent Covered Persons. If the CLO wishes to trade BioNTech Securities, either the Chief Financial Officer or the Chief Operating Officer may provide pre-clearance.
•may designate one or more members of Legal to assist in the fulfilment of these responsibilities.

9.Conflict of Rules and Interpretation
In certain instances, activities covered by this Policy are subject to Global and Local Policies / Guidelines which provide more specific and detailed requirements. In this case, the more specific Policy / Guideline prevails. In all other cases, this Policy prevails. Translated versions of this Policy may exist. In case of any ambiguity or conflict, the English version is referred to, in Germany, Switzerland and Austria in the German version.
All BioNTech Representatives that are affected by this Policy must confirm their receipt and understanding of it. Any deviation or exception of this Policy must be approved by the Document Owner or in line with the process described in this Policy. Deviations or exceptions that have not been approved appropriately will be regarded and handled as a violation in line with the Corporate Rules Policy. Violations may cause corrective or
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disciplinary actions for the BioNTech Representatives according to the Corporate Rules Policy.

Questions or Concerns? Please Contact Us: Legal [***]: [***]

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Blackout Periods	Designated periods when trading BioNTech Securities is prohibited.
Covered Person	BioNTech Representatives who because of their role with BioNTech are frequently in possession of Material Non-Public Information (MNPI).
Immediate Family Members
Immediate Family Members include your family members
•who reside with the BioNTech Representative,
•other individuals who reside in your household (other than employees or tenants, and regardless of whether such person may, at the time, be temporarily living elsewhere due to educational activities, health care treatment, military service, internship, employment or otherwise),
•and other family members who do not live in your household but whose transactions in Company Securities are directed to you or are subject to your influence or control.

Insider Trading	The trading (e.g., buying, selling, pledging, lending, hypothecating) of Securities (as defined below) of any company while in possession of MNPI related to that company or its Securities.
Material	Information is considered material if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a company’s securities.
Non-Public	Information is considered Non-Public until the completion of second full trading day after it has been disclosed to the public.
Permanent Covered Person
A Permanent Covered Person, as identified in section 5(a) of the Policy, is a Covered Person by virtue of their position in BioNTech and is subject to all scheduled Blackout Periods. Other individuals may be deemed Covered Persons in connection with an event-specific Blackout Period, but such individuals are no longer Covered Persons once such period ends.

Securities
Securities includes ordinary shares, American depositary shares (ADSs) and American depositary receipts (ADRs), or any other types of shares or additional securities that a company may issue from time to time, such as bonds, options, common stock, preferred shares, warrants, notes, and convertible debentures, as well as derivative securities relating to the company’s shares, whether or not issued by the company, such as exchange-traded options and debt securities.
BioNTech Securities means the Securities of BioNTech SE.

Insider Trading Policy
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